Exhibit 99.4
CHINA HYDROELECTRIC CORPORATION
PROXY STATEMENT
General
Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on September 28, 2010 at 9:30 a.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at the offices of DLA Piper LLP (US), located at 1251 Avenue of the Americas, New York, NY 10020, United States of America.
Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of DLA Piper LLP (US), our corporate counsel, as detailed in the acccompanying notice of annual general meeting, if you hold our ordinary shares, or to The Bank of New York Mellon if you hold American Depositary Shares (“ADSs”) representing our ordinary shares.
Record Date, Share Ownership, and Quorum
Shareholders of record at the close of business on August 13, 2010, the record date, are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of April 30, 2010, 153,295,516 of our ordinary shares, par value US$0.001 per share, were issued and outstanding, and 36,000,000 of which were represented by ADSs. One or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, holding not less than one-third of the total voting rights of ordinary shares represented at a general meeting shall form a quorum for all purposes.
Voting and Solicitation
Each ordinary share outstanding as of the close of business on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless a poll is demanded by (i) the chairman of the meeting, (ii) a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy, and holding not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; (iii) by at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy, or (iv) any shareholder, present in person or represented by proxy, holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all such shares conferring such right.
The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares
When proxies are properly dated, executed and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
Voting by Holders of American Depositary Shares
The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York Mellon will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the annual general meeting.
The Bank of New York Mellon and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.
If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, or (ii) the enclosed ADR Voting Instruction Card is improperly completed, The Bank of New York Mellon will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.
PROPOSAL 1
AMENDMENT TO ARTICLES OF ASSOCIATION TO EXPRESLLY PROVIDE FOR
THE CLASSIFICATION OF OUR DIRECTORS
Our current Amended and Restated Articles of Association, in Article 89, provide that each of our directors shall serve a three-year term, but do not expressly divide our directors into different classes with staggered terms. This could lead to a situation where none of our directors should stand for reelection at an annual general meeting if none of their terms of office would expire at such meeting. Our board of directors is therefore proposing an amendment to Article 89 to expressly provide for the classification of our directors into three classes with staggered three-year terms. Our board of directors believes that this proposal, if approved by shareholders, will serve to ensure the orderly succession of our directors and the continuity and stability of our business strategies and policies. Our shareholders will continue to be able to remove any of our directors before the expiration of his or her term of office by a simple majority of the votes cast by shareholders at a general meeting of shareholders.

Article 89 of our current Amended and Restated Articles of Association reads as follows:
“89.	Subject to applicable law, a Director shall serve a term of three (3) years from appointment and shall automatically retire from office (unless he has sooner vacated office) at the expiry of such term, unless appointed to an additional term.”
If this proposal is approved by the shareholders, such Article 89 will be deleted in its entirety and replaced with the following:
“89.	The Directors shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The term of the initial Class I Directors, consisting of Mr. John D. Kuhns, Mr. Richard H. Hochman and Mr. Shadron Lee Stastney, shall terminate at the annual general meeting to be held in 2010; the term of the initial Class II Directors, consisting of Dr. You-Su Lin and Mr. Anthony H. Dixon, shall terminate at the annual general meeting to be held in 2011; and the term of the initial Class III Directors, consisting of Dr. Yong Cao and Mr. Stephen Outerbridge, shall terminate at the annual general meeting to be held in 2012. At each succeeding annual general meeting beginning in 2010, successors to the class of Directors whose term expires at that annual general meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned by the Directors among the classes so as to maintain the number of directors in each class as nearly equal as possible. A director shall hold office until the annual general meeting to be held in the year in which his or her term of office expires and until his or her successor is duly elected and qualified.”
A special resolution passed by a majority of not less than sixty six and two-thirds percent of votes cast by such shareholders as, being entitled to do so, vote in person, or, in the case of such shareholders as are corporations, by their respective duly authorized representative, or by proxy at the annual general meeting is required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, AMENDMENT TO ARTICLES OF ASSOCIATION TO PROVIDE FOR ANNUAL ELECTION OF ALL OF OUR DIRECTORS.
PROPOSAL 2
RE-ELECTION OF DIRECTORS
Assuming Proposal 1 is approved by our shareholders, our board of directors nominates three of our current directors, John D. Kuhns, Richard H. Hochman and Shadron Lee Stastney, for re-election at the meeting to serve as Class I Directors. Each of the directors to be re-elected will hold office for a three-year term expiring at our annual general meeting of shareholders to be held in 2013 and until such director’s successor is duly elected and qualified, or until such director’s disqualification in accordance with our Amended and Restated Articles of Association.
In the event that Proposal 1 is not approved by our shareholders, our board of directors nominates three of our current directors, John D. Kuhns, Richard H. Hochman and Shadron Lee Stastney, each of whom has served on our board of directors for more than three years, for re-election at the meeting for a three-year term expiring at our annual general meeting of shareholders to be held in 2013 and until such director’s successor is duly elected and qualified, or until such director’s disqualification in accordance with our Amended and Restated Articles of Association.
Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. The board has no reason to believe that any of the nominees will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.
The names of the nominees, their respective ages, the principal positions currently held by them and their biographies are as follows:

Name	Age	Position

John D. Kuhns	60	Chairman, Chief Executive Officer
Richard H. Hochman	64	Director
Shadron Lee Stastney	41	Director
Mr. John D. Kuhns has served as our chief executive officer since our inception in 2006 and our chairman since May 2007. Mr. Kuhns is currently the chairman, chief executive officer and a member of the board of directors of Kuhns Brothers & Co., Inc., Kuhns Brothers Securities Corporation, China Silicon Corporation, China Natural Energy Corporation, China Electrode Corporation, China Board Mill Corporation, Master Silicon Carbide Industries, Inc. and Brazil Hydroelectric Corporation. Mr. Kuhns is also a member of the board of directors of Kuhns Brothers, Inc., Kuhns Brothers Capital Management, Inc., Kuhns Brothers Advisors, Inc., Kuhns Brothers Enterprises Corporation, China New Energy Group Company, White Hollow Farms, Inc., White Hollow Vineyards, Inc., Lime Rock Ventures, Inc., Watch Hill Farms, Inc., Corona Equities, Inc., Global Photonics Energy Corporation, Craton Equity Partners and China Hand Advisors, Inc., and the Chairman of Project Midway, Inc., a not for profit organization. Mr. Kuhns has over 30 years of experience in the hydroelectric power, power technology and alternative energy industry and has been involved with hydroelectricity in China since 1984. From 1981 to 1988, Mr. Kuhns built Catalyst Energy, one of the first publicly traded independent power producers in the United States, as the company’s founder, President and Chief Executive Officer. While running Catalyst Energy, he acquired Chinese hydroelectric generating equipment for use in the United States. He furthered his development experience in China as Chairman and Chief Executive Officer at the New World Power Corporation from 1992 to 1996, where he developed and financed hydroelectric projects in China as well as Argentina, Costa Rica and Mexico. While at New World Power, he formed a joint venture with Wuhan Steam Turbine, a state-owned enterprise owned by the City of Wuhan in China, to develop hydroelectric projects in Asia, including the PRC. Mr. Kuhns has additional transaction experience in China as a controlling shareholder, President, CEO, a director and Chairman of Kuhns Brothers, Inc., an investment banking firm which he founded in 1986 specializing in providing financing for power technology ventures, and, more recently, industrial and infrastructure companies operating within the PRC. Mr. Kuhns received a Bachelor of Arts degree in Sociology and in Fine Arts from Georgetown University, a Master of Fine Arts degree from the University of Chicago, and a Master of Business Administration degree from the Harvard Business School.
Mr. Richard H. Hochman has been a director of our company since August 2006. Mr. Hochman is currently the chairman of RHH Capital Consulting, Inc., a private investment firm. Mr.

Hochman has been an adviser to Regent Capital Equity Partners, L.P., a private investment firm making equity and mezzanine investments, since April 1995. Mr. Hochman was also the chairman of Regent Management Corporation from April 1995 to December 2009. He was a managing director in PaineWebber’s Investment Banking Group from 1990 to 1995. Prior to joining PaineWebber, Mr. Hochman was a managing director for Drexel Burnham Lambert, Inc. from 1984 to 1990. He worked in E.F. Hutton’s Corporate Finance Department from 1969 to 1984 and was promoted as a senior vice president in 1979. Mr. Hochman is a member of the board of directors of DCI Investment, Santa Monica Amusements LLC and Forefield, Inc. Mr. Hochman received his Master of Business Administration degree from the Harvard Business School and his Bachelor of Arts degree with honors from the Johns Hopkins University.
Mr. Shadron Lee Stastney has been a director of our company since May 2007. Mr. Stastney is the Chairman of Care Media and a member of the board of directors of China Board Mill Corporation, China Silicon Corporation, China New Energy Group Company, China Natural Energy Corporation, Quality Health Plans, MDwerks, the Amacore Group, Inc., Master Silicon Carbide Industries, Inc. and Ambient Corporation. Since June 2004, Mr. Stastney has been a partner at Vicis Capital, LLC, which is an investment management firm and the managing partner of one of our principal shareholders, Vicis Capital Master Fund. From September 2001 to February 2004, Mr. Stastney was a partner of Victus Capital Management, an investment management firm. Mr. Stastney received his Bachelor of Arts degree from the University of North Dakota and a Juris Doctor degree from the Yale Law School.
The directors will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or in the case of a shareholder being a corporation or other non-natural person, by its duly authorized representative, or by proxy and voting at the annual general meeting.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE RE-ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.
MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS
Our Current Board of Directors
The name of our current board of directors, their ages and principal positions are as follows:

Name	Age	Position

John D. Kuhns	60	Chairman, Chief Executive Officer
Richard H. Hochman	64	Director
Shadron Lee Stastney	41	Director
Dr. Yong Cao	55	Director
Anthony H. Dixon	49	Director
Dr. You-Su Lin	56	Director, Chairman of Beijing A.B.C. Investment
Stephen Outerbridge	59	Director
Dr. Yong Cao has been a director of our company since August 2008. Dr. Cao is currently a senior fellow of Finance and Economics at Nanyang Technological University in Singapore, which he has been working with since 1993, and a professor of Economics of Nanjing University in China. He also serves as an independent director to Reyphon Agricultural Limited, a listed company on the Singapore Stock Exchange. Dr. Cao received his bachelor’s degree in Economics from Sichuan University, a master’s degree in Economics from the Postgraduate School of the Chinese Academy of Social Sciences and a Ph.D. in Development Economics from the Australian National University.
Mr. Anthony H. Dixon has been a director of our company since August 2008. Mr. Dixon was the finance director and chief operating officer of Bill Dunster Architects ZEDfactory Ltd, a designer and developer of zero carbon housing in the United Kingdom from October 2007 to December 2008. Mr. Dixon is a member of the board of directors of Solar Electric Light Company. Mr. Dixon worked for Hines Associates, a corporate financial advisory boutique, in 2007. Mr. Dixon was a managing director in the European Debt Capital markets division of Citigroup Global Markets, London, from 2002 to 2006. From 1997 to 2002, Mr. Dixon was head of Asian Securitization for Salomon Smith Barney in Hong Kong and then head of Securitization for Nikko Salomon Smith Barney in Tokyo. From 1992 to 1997, Mr. Dixon was a vice president with Salomon Brothers’ securitization group in New York. Mr. Dixon has been a member of the board of the Solar Electric Light Corporation since 1998 and chairman since 2002. He received his Master of Business Administration degree from the Harvard Business School, his bachelor’s degree in Science with first class honors in Physics and his Bachelor of Arts degree in Philosophy from the University of Western Australia.
Dr. You-Su Lin has been a director of our company since August 2008 and has been chairman of Beijing A.B.C. Investment since 2007. Dr. Lin is the chairman of the board of Beijing A.B.C. Investment. Dr. Lin has been the chairman of Greenstone Investment Ltd since 2004 and he has also been the chairman of China Board Mill Corporation since August 2008. He serves as a member of the board of directors of China Silicon Corporation, Master Silicon Carbide Industries, Inc. and China Natural Energy. Dr. Lin was a chief consultant for Beijing Urban Construction Group Co., Ltd. in charge of the construction of 2008 Olympic venues from 2002 to 2004. Dr. Lin received his Ph.D. in the Arts and master’s degree in the Arts from Australian National University and his bachelor’s degree in the Arts from Beijing Foreign Language University.
Mr. Stephen Outerbridge has been a director of our company since August 2008. Mr. Outerbridge is currently a director of Emerging Markets, Latin America and Asia and of Smith Bermuda and World on Wireless. From May 2003 to September 2004, he was the chief union officer of XL Re Latin America. He was subsequently promoted and took on the roles of president and chief operating officer, in addition to chief union officer. Mr. Outerbridge has been working with XL Capital for the last eleven years. Mr. Outerbridge received his Bachelor of Arts degree from Tufts University.
For biographical information of the other directors, please see “Proposal 2: Re-Election of Directors”.
Meetings and Committees of the Board of Directors
Our board of directors met in person or by telephone nine times during 2009. All of the directors who were serving in office during 2009 attended at least 75% of all the meetings of our board and its committees on which he or she served. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.
Our board of directors has established an audit committee, a compensation committee and a corproate governance and nominating committee. We have adopted a charter for each of the three committees. Copies of the charters of the three committees are available through the Investor Relations section of our website at http://www.chinahydroelectric.com.
Mr. Dixon, Dr. Cao and Mr. Outerbridge are the current members of our audit committee with Mr. Dixon as chairman. Mr. Hochman and Mr. Stastney are the current members of our compensation committee with Mr. Hochman as chairman. Dr. Cao, Mr. Hochman and Mr. Dixon are the current members of our corporate governance and nominating committee with Dr. Cao as chairman.
In 2009, our audit committee met in person or by telephone five times. Each member of our audit committee satisfies the “independence” requirements under current NYSE rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Dixon qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things: selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors; reviewing with the independent auditors any audit problems or difficulties and management’s response; reviewing and approving all proposed related party transactions, which term refers to transactions that would be required to be disclosed pursuant to Item 7B of Form 20-F, regardless of the dollar amount involved in such transactions; discussing the annual audited financial statements with management and the independent auditors; reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; annually reviewing and reassessing the adequacy of our audit committee charter; and meeting separately and periodically with management and the independent auditors.
Our compensation committee met in person or by telephone three times in 2009. Our board has determined that both Mr. Hochman and Mr. Stastney qualify as an independent director of our company within the meaning of the current NYSE rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things: reviewing and approving the total compensation package for our three most senior executives; reviewing and recommending to the board of directors with respect to the compensation of our directors; and reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
None of the members of the compensation committee is our current or former officer or employee. During 2009, none of our executive officers served as members of the board of directors or compensation committee of any entity that has one or more executive officers who served on our board or the compensation committee. As a result, there are no compensation committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Exchange Act.
Our corporate governance and nominating committee did not formally meet in 2009. Our board has determined that Dr. Cao, Mr. Hochman and Mr. Dixon qualify as an independent director of our company within the meaning of the current NYSE rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things: identifying and recommending qualified candidates as director nominees for selection of directors, nominees for election to the board of directors, or for appointment to fill any vacancy; reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us; monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics that is applicable to all of our directors, officers and employees. Our code of business conduct and ethics is publicly available through the Investor Relations section of our website at http://www.chinahydroelectric.com.
PROPOSAL 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
Our audit committee approves that Ernst & Young Hua Ming be appointed as our independent auditors for the fiscal year ending December 31, 2010. Ernst & Young Hua Ming has served as our independent auditors since 2008.
In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even the appointment is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.
A representative of Ernst & Young Hua Ming is expected to be present in person or by telephone at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.
The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or in the case of a shareholder being a corporation or other non-natural person, by its duly authorized representative, or by proxy and voting at the annual general meeting will be required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE RATIFICATION OF THE PPOINTMENT OF ERNST & YOUNG HUA MING AS OUR INDEPENDENT AUDITORS FOR FISCAL YEAR 2010.
AUDIT COMMITTEE MATTERS
Audit Committee Report
All current members of the audit committee (the “Audit Committee”) of China HydroelectriC Corporation (the “Company”) are independent as defined under the applicable NYSE rules. The Audit Committee operates under a written charter that has been adopted by the Company’s board of directors (the “Board of Directors”) and is reviewed by the Audit Committee on an annual basis.
The responsibilities of the Audit Committee are to assist the Board of Directors in fulfilling its oversight responsibilities as they relate to the Company’s accounting policies, internal controls, financial reporting practices and legal and regulatory compliance. The Audit Committee fulfills its responsibilities through periodic meetings with the Company’s independent auditors, internal auditors and management. The Audit Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks.
Throughout the year, the Audit Committee monitors matters related to the independence of Ernst & Young Hua Ming, the Company’s independent auditors.
The Audit Committee also discussed with management and the independent auditors the quality and adequacy of the Company’s internal controls. The Audit Committee reviewed with the independent auditors their audit plans, audit scope, and identification of audit risks.
The Audit Committee discussed and reviewed with the independent auditors all matters required by auditing standards generally accepted in the United States of America. With and without management present, the Audit Committee discussed and reviewed the results of the independent auditors’ examination of the financial statements.
The Audit Committee reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2009 with management and the independent auditors. Management has the responsibility for the preparation and integrity of the Company’s financial statements and the independent auditors have the responsibility for the examination of those statements. Based on the above-mentioned review and discussions with management and the independent auditors, the Audit Committee recommended to the Board of Director that the Company’s audited consolidated financial statements be included in its annual report on Form 20-F for the fiscal year ended December 31, 2009. The Audit Committee also approved the reappointment of the independent auditors.
As specified in the audit committee charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and in accordance with accounting principles generally accepted in the United States of America. That is the responsibility of management and the Company’s independent auditors. In giving its recommendation to the Board of Directors, the Audit Committee has relied on (i) management’s representation that such financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America, and (ii) the report of the Company’s independent auditors with respect to such financial statements.

The Audit Committee Anthony H. Dixon, Chairman Dr. Yong Cao Stephen Outerbridge

Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent auditors during the periods indicated below.

	For the Year
	Ended December 31,
	2008	2009
	(In US $ thousands)
Audit fees(1)	2,595	3,153
Audit-related fees(2)	—	86
Tax fees	—	—
Other fees	—	—

(1)	Audit fees consist of fees associated with the annual audit, the reviews of our interim financial statements and statutory audits, the audit and report on the financial statements of the entities acquired by the Company. They also include the audit and review of financial statements and other assurance services rendered in connection with our initial public offering on January 25, 2010. Fees billed for those services that are normally provided by the independent auditors in connection with statutory and regulatory filings are also included.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent auditors for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
Audit Committee Pre-Approval Policies and Procedures
Our audit committee pre-approves all auditing services and all non-audit services (other than with respect to de minimis exceptions permitted by applicable law or rules of the SEC or the NYSE) permitted to be performed by the independent auditors, and considers whether the performance by the outside auditors of non-audit services is compatible with maintaining the independence of the outside auditors. Such pre-approval may be given as part of the audit committee’s approval of the scope of the engagement of the independent auditors or on an engagement-by-engagement basis or pursuant to pre-established policies. In addition, the authority to pre-approve non-audit services may be delegated by the audit committee to one or more of its members, but such member’s or members’ non-audit service approval decisions must be reported to the full audit committee at the next regularly scheduled meeting. All services provided by Ernst & Young Hua Ming in 2009 were pre-approved by the audit committee.
COMPENSATION COMMITTEE MATTERS
Director and Executive Compensation
The aggregate cash compensation that we paid to our directors and executive officers included in the list under the heading for the years ended December 31, 2008 and 2009 was $2.6 million and $1.8 million, respectively. We did not set aside pension or retirement benefits for our directors and executive officers.
The following table sets forth information on share options that have been granted and are currently outstanding under our 2008 Share Incentive Plan:

	Ordinary				Ordinary
	Shares				Shares
	Underlying	Exercise			Underlying	Exercise
	Outstanding	Price (1)		Expiration	Outstanding	Price (1)		Expiration
Name	Options	($/Share)	Grant Date	Date	Options	($/Share)	Grant Date	Date
John D. Kuhns	1,095,000	7.70	August 18, 2008	August 18, 2013	2,500,000	4.93	December 3, 2009	December 3, 2014

	Ordinary				Ordinary
	Shares				Shares
	Underlying	Exercise			Underlying	Exercise
	Outstanding	Price (1)		Expiration	Outstanding	Price (1)		Expiration
Name	Options	($/Share)	Grant Date	Date	Options	($/Share)	Grant Date	Date
“James” Tie Li	500,000	7.70	August 18, 2008	August 18, 2013	1,050,000	4.93	December 3, 2009	December 3, 2014
Mary E. Fellows	500,000	7.70	August 18, 2008	August 18, 2013	1,050,000	4.93	December 3, 2009	December 3, 2014
Dr. You-Su Lin	805,000	7.70	August 18, 2008	August 18, 2013	1,660,000	4.93	December 3, 2009	December 3, 2014
Richard H. Hochman	10,000	7.70	August 18, 2008	August 18, 2013	—	—	—	—
Shadron Lee Stastney	10,000	7.70	August 18, 2008	August 18, 2013	—	—	—	—
Other former directors, employees and consultants as a group	972,000	7.70	August 18, 2008	August 18, 2013	—	—	—	—

Other employees and consultants as a group	35,000	7.70	January 20, 2009	January 20, 2014	740,000	4.93	December 3, 2009	December 3, 2014
Total	3,927,000				7,000,000

(1)	The exercise price is the price at which the option holder can purchase one ordinary share of the Company by exercising the options. Each of the ADSs of the Company, which are traded on the NYSE, represents three ordinary shares of the Company.
Compensation Committee Report
The compensation committee (the “Compensation Committee”) of the board of directors (the Board of Directors”) reviews and make recommendations to the Board of Directors regarding the compensation policies and all forms of compensation to be provided to the executive officers and directors of China Hydroelectric Corporation (the “Company”). Each member of the Compensation Committee is currently independent under applicable NYSE rules.
The annual base salary for the Company’s executive officers is established in line with external market practices. When reviewing base salaries, the Compensation Committee considers the following factors: competitive pay practices, the overall performance of the executive officers as a whole and the executive officers’ prior experience.
The objective in setting base salary is generally to pay salaries at a level roughly comparable to the median for similar sized companies in this industry. The compensation of the chief executive officer of the Company is reviewed annually on the same basis as discussed above for all executive officers. In determining his base salary, the Compensation Committee compared the compensation of chief executive officers at other companies of similar size. The Company’s chief executive officer was also established in part by evaluating the Company’s ability to recruit a suitable person for this position, either on a permanent or interim basis.
The Company also has adopted a 2008 Share Incentive Plan, with the intended purpose of promoting the Company’s success and increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. The Compensation Committee administers the plan and has wide discretion to make awards under the plan. Subject to the provisions of the plan and allocation targets, the Compensation Committee determines who will be granted awards, the type and timing of awards to be granted, vesting schedules and other terms and conditions of awards. Any of the Company’s employees may be granted awards. The number of awards granted to a person, if any, is based on the person’s potential ability to contribute to the Company’s success, the person’s position within the Company and other factors chosen by the Board of Directors from time to time.

The Compensation Committee Richard H. Hochman, Chairman Shadron Lee Stastney

OTHER MATTERS
We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may ecommend.

By Order of the Board of Directors, John D. Kuhns Chairman of the Board and Chief Executive Officer
Dated: August 27, 2010